SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment )*

Pharvaris N.V.
(Name of Issuer)

Ordinary shares, par value €0.12 per share
(Title of Class of Securities)

N69605108**
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Reflects the CINS number for the Company’s Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N69605108	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,303,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,303,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,303,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. N69605108	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,303,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,303,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,303,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. N69605108	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,303,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,303,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,303,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. N69605108	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Aaron Royston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,303,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,303,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,303,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. N69605108	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,303,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,303,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,303,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. N69605108	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,303,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,303,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,303,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. N69605108	Page 8 of 11 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary shares, par value €0.12 per share (the “Common Shares”), of Pharvaris N.V. (the “Issuer”). The address of the principal executive offices of the Issuer is J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	venBio Global Strategic Fund III, L.P., a Cayman Islands partnership (the “Fund III”);
ii.	venBio Global Strategic GP III, L.P., a Cayman Islands partnership (the “General Partner III”), which is the sole general partner of Fund III;
iii.	venBio Global Strategic GP III, Ltd., a Cayman Islands company (the “GP Ltd. III”), which is the sole general partner of the General Partner III;
iv.	Aaron Royston, a citizen of the United States of America and a director of the GP Ltd. III;
v.	Robert Adelman, a citizen of the United States of America and a director of the GP Ltd. III; and
vi.	Corey Goodman (together with Aaron Royston and Robert Adelman, the “Directors”), a citizen of the United States of America and a director of the GP Ltd. III.

The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158. The principal business of Fund III is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of the General Partner III is to act as the sole general partner of the Fund III. The principal business of the GP Ltd. III is to act as the sole general partner of the General Partner III. The principal business of each of the Directors is to manage the General Partner III and the GP Ltd. III.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 4, 2021, the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering (the “IPO”) was declared effective. The closing of the IPO took place on February 9, 2021 and at such closing Fund III purchased an aggregate of 300,000 Common Shares at the IPO price of $20.00 per share.

CUSIP No. N69605108	Page 9 of 11 Pages

Prior to the IPO, Fund III purchased from the Issuer 500,565 Series B-1 Convertible Preferred Stock (the “Series B-1 Stock”), 774,460 Series B-2 Convertible Preferred Stock (the “Series B-2 Stock”), and 728,285 Series C Preferred Stock (the “Series C Stock”).
Immediately prior to the closing of the IPO, the Series B-1 Stock, Series B-2 Stock, and Series C Stock (collectively, the “Preferred Stock”) held by Fund III automatically converted into Ordinary Shares on a one-for-one basis. Fund III holds a total of 2,303,310 Common Shares.
The working capital of Fund III was the source of the funds for the purchase of the Common Shares and Preferred Stock. No part of the purchase price of the Common Shares and Preferred Stock (together, the “venBio Shares”) was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the venBio Shares. A total of approximately $27,000,013, including commissions, was paid by Fund III to acquire the venBio Shares reported herein.

Item 4.	Purpose of Transaction

Fund III acquired the venBio Shares and holds the Common Shares for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, Fund III may distribute the Common Shares that it directly holds to its limited partners.

Richard Gaster, who is a partner of General Partner III, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Mr. Gaster, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing Common Shares or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 33,080,351 outstanding Common Shares outstanding after the IPO, which includes the full exercise of the underwriters’ over-allotment option, as disclosed in the Issuer’s prospectus filed on February 8, 2021, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, which is part of the Issuer’s Registration Statement.

Fund III directly holds 2,303,310 Common Shares. As the sole general partner of Fund III, the General Partner III may be deemed to beneficially own the shares held by Fund III and as the sole general partner of the General Partner III, the GP Ltd. III may be deemed to beneficially own the shares held by Fund III. As directors of the GP Ltd. III, each of the Directors may be deemed to beneficially own the shares held by Fund III.

(c) On February 5, 2021, Fund III purchased 300,000 Common Shares in connection with the Issuer’s IPO. On February 9, 2021, each share of the Preferred Stock held by Fund III automatically converted into Common Shares on a one-for-one basis upon the closing of the Issuer’s IPO.

CUSIP No. N69605108	Page 10 of 11 Pages

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the transactions described in this Schedule 13D, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Power of Attorney regarding filings under the Act.

CUSIP No. N69605108	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2021

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

*
Aaron Royston

*
Corey Goodman

*
Robert Adelman

By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.